Exhibit 99.0

                                         Certification Required
                            by Section 906 of the Sarbanes-Oxley Act of 2002

         Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Lan Chile S.A. (the "Company") does hereby certify, to such officer's knowledge, that:

         The Annual Report on Form 20-F for the year ended December 31, 2002 of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.



Dated: June 30, 2003                       /s/ Enrique Cueto Plaza
                                           -------------------------------------
                                           Enrique Cueto Plaza
                                           Title: Chief Executive Officer

Dated: June 30, 2003                       /s/ Alejandro de Fuente Goic
                                           -------------------------------------
                                           Name: Alejandro de la Fuente Goic
                                           Title: Chief Financial Officer

         The foregoing certification is being furnished solely pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 20-F or as a separate disclosure document.

         A signed original of this written statement required by Section 906 has been provided to Lan Chile S.A. and will be retained by Lan Chile S.A. and furnished to the Securities and Exchange Commission or its staff upon request.